Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Michael Sonnenshein, CEO of Grayscale Investments joins NYSE Floor Talk with Judy Khan Shaw LIVE to celebrate the first Spot Bitcoin ETF to begin trading, the Grayscale Bitcoin Trust ETF! (NYSE Arca: $GBTC)

CAVUTO: In the meantime, want to go to Mike -- Michael Sonnenshein, the Grayscale CEO, of course, big news today on Bitcoin and actually, by extension, and a benefit to Michael, of course, all things crypto-related.

Quite a run. But I'm noticing, Michael -- and it's always great to have you -- thank you -- that Bitcoin has had a wild swing within about $5,000 over the course of the last 24 hours. Why is that? Are they just trying to grasp the enormity of this or what?

SONNENSHEIN: Well, first of all, thanks for having me back. Great to be here.

The last 24, 48 hours have honestly been a blur. It wouldn't be crypto if there wasn't some volatility.

CAVUTO: Right.

SONNENSHEIN: What we're really focused on, though, is the fact that these approvals came through yesterday afternoon. And after 10 years of work, we have been able to uplist GBTC right here to the floor of the New York Stock Exchange.

CAVUTO: It will make it easier to trade this, spot-trading in this. It could change the environment here. But do you think it's going to make a huge difference?

How would you characterize the impact of this?

SONNENSHEIN: Well, I think many people in the investment community have often looked at crypto, and perhaps even Bitcoin, most specifically, since it has the largest market cap of any of the crypto assets, as really being outside of the financial system.

The fact that Bitcoin is now offered through the protections of the spot Bitcoin ETF wrapper really weaves this asset class directly into our financial services system, and that to us signals the staying power of this asset class and it opens up the opportunity to a much larger group of investors.

CAVUTO: Well, I want to expand on that, if I can.

My buddy Charlie Gasparino, you know him well. He's here weighing in on the significance of this with you.

Charlie, good to see you. Of course, you know Michael quite well.

GASPARINO: I think it's a big day for the maturation of crypto.

I mean, Rome wasn't built in a day. You...

CAVUTO: Wouldn't it be funny if we looked back and we found out Rome actually was built in the day? It would really embarrass us.

GASPARINO: Romulus and...

CAVUTO: Yes, you know, boom.

GASPARINO: Remember that?

CAVUTO: But this is like that kind of watershed moment to you, right?

GASPARINO: I think so, because, I mean, here's the thing.

There's been scandals.

CAVUTO: I'm sorry, Charlie. We're having mic issues with you.

Hopefully, we can address that, guys.

Michael, I do want to go back on that, and then the Rome built in a day thing and the significance of this day, because even when the SEC sort of wrote off on this, Gary Gensler was not exactly saying the most robust things about it. That angered Cathie Wood, with whom we will be chatting later.

But what did you make of his push-and-pull on this?

SONNENSHEIN: Well, if you look closely at the chairman's remarks, a lot of what he pointed to was Grayscale's court victory last year.

It's unfortunate that the SEC initially denied GBTC's application to uplist.

CAVUTO: Right.

SONNENSHEIN: We did need to make the tough decision to sue our regulator. We got a unanimous victory in court.

And GBTC now has not only uplisted to NYSE Arca, but it's paved the way for additional products to come to market and really, again, opening up access to crypto for a much broader group of investors.

GASPARINO: The one -- I mean, as I was saying before, there is a maturation going on here, having retail, real retail, being able to buy it on a real -- I shouldn't say a real exchange, because I'm sure the people at Coinbase are going to be a little annoyed -- but at a publicly traded established exchange is a huge step towards mainstreaming crypto.

CAVUTO: And some fear that.

GASPARINO: Now, here's the problem. The rubber is going to meet the road at some point.

Is Bitcoin, which is created by not -- it's not backed by anything. It's created by a bunch of computers, people on computers trying to figure out complex mathematical questions. Is this thing that -- and it's really like the store of value is pretty nebulous. Is that going to -- can that hold through this?

Will average people want to buy the currency of international money laundering, which is what Bitcoin is.

CAVUTO: And what's the spillover, to that effect?

Michael, I was noticing before getting ready to see you, my friend, not only is Bitcoin volatile. It was actually almost closing in on $50,000 a coin right now. Now we're around the 45 area. But, as you have warned me, it is volatile.

Ethereum was up 7 percent, now up about 6 percent. We had XRP had been up about 8 percent. Now it's up about 5.5 percent. So there are different plays on this. And I get that.

I'm just wondering whether people thought the volatility might ease now with sort of like this street cred moment, if you liken to that, but it won't be.

SONNENSHEIN: Sure.

CAVUTO: It's still won't be for the faint of heart. What do you think?

SONNENSHEIN: Well, I think you gentlemen hit on a couple of different points.

And, first, I want to respectfully push back. Bitcoin is not the currency for international money laundering.

GASPARINO: It is.

SONNENSHEIN: In fact, Bitcoin has -- no, Bitcoin has been shown time and again to leave...

GASPARINO: Come on. I mean, listen, I'm not a Bitcoin hater, but people use this stuff to do nefarious things. It's proven. It's known.

And, by the way, that's part of...

CAVUTO: The vast majority, you could argue, use it for other, quite legitimate -- right?

GASPARINO: How do you know? How do you know that?

SONNENSHEIN: Let me be on the record...

CAVUTO: Let him answer. Let him -- go ahead.

SONNENSHEIN: Guys, let me be on the record saying that Bitcoin is one of the worst tools possible to move value if you are doing anything the least bit nefarious.

And as you guys...

CAVUTO: Well, it is harder to trace, though. He does have a point there, right? Isn't that why some like it for those...

SONNENSHEIN: Well, you guys have hit on a couple of things...

CAVUTO: Yes.

SONNENSHEIN: ... and actually one of the things that I believe in, which is that Bitcoin is multidimensional.

You mentioned, is Bitcoin a currency? Is it a store of value? Is it an inflation hedge? And I think each of these investment theses around Bitcoin can resonate. Multiple of them can be true. There can be multiple truths around this.

GASPARINO: Well, let me be on the record...

SONNENSHEIN: And that's why Bitcoin may in fact -- that's why Bitcoin may in fact appeal to different investors.

GASPARINO: Michael, let me be on the record to say that Bitcoin is used for a lot of bad stuff around the world. And we -- it is absolutely proven.

Now, does that -- again...

CAVUTO: But you could argue, Charlie, just to be fair...

GASPARINO: So is the dollar.

CAVUTO: ... there are a lot of currencies and dollars that are used for the same purposes, nefarious.

SONNENSHEIN: Indeed, there are.

CAVUTO: But, having said that, though, Charlie...

GASPARINO: Right.

CAVUTO: ... what are you seeing and what do your people tell you about where this all goes?

GASPARINO: listen, I'm -- just you know, I'm apolitical with this. I could see positives with this. I mean, I can...

CAVUTO: We should stress that, much like the people you cover, you hate everyone...

GASPARINO: Equally. Equally.

CAVUTO: ... and everything. And it's fair and balanced.

GASPARINO: Yes.

And as much as I like Larry Fink, he knows I broke his chops a lot. Now, Larry Fink would say -- and he's the head of BlackRock, which is one of the providers of this, along with Michael...

CAVUTO: Right.

GASPARINO: ... is that he used to be a hater, and now he's not. And it's not just because he wants to make money. He's -- which he does. Michael does as well. We all do.

But he also sees that you can't change the fact that a lot of people, and I'm not talking about criminals in this case, a lot of people see Bitcoin and crypto as a store of value and increasingly an inflation hedge.

One reason they do that is because...

CAVUTO: And the biggest thing going for it might be just that, right?

GASPARINO: Well, if you think about it -- and, by the way, look what happened over -- since the pandemic.

The Fed has come in and debased the currency in ways that we have never had before, I mean, just printed money, zero interest rates. Now, the Fed is also...

SONNENSHEIN: And what did Bitcoin do in 2023?

GASPARINO: The U.S. dollar is backed up...

CAVUTO: Maybe he can finish that statement.

What were you saying there, Michael?

SONNENSHEIN: No, in 2023, Bitcoin was one of the best-performing assets, if not the best-performing asset of the year, right?

So, directly to what is being said here about investors looking to Bitcoin as an inflation hedge, that theory, that thesis around investing in Bitcoin and putting a piece of your portfolio in that is playing out.

GASPARINO: Michael, my bigger point is that everybody takes on Bitcoin by saying it's not backed by the taxing power of the U.S. government.

But the taxing power of the U.S. government only goes so far, and currencies are only based on what someone would want to buy it for. The value of it is in many ways based on faith in the American system. So, you can argue this a lot of different ways.

CAVUTO: Right, right.

Well, Michael, could I get your take I finally -- I wish we had more time, my friend, but I did want to get your take on -- I talked about this giving crypto and related investments sort of street cred, this SEC nod to an ETF. A lot of people come into a market that heretofore they might not have.

I'm just wondering what it means just for demand. What it means ultimately for price, anyone's guess, I get, but the demand. Now you have a reason.

SONNENSHEIN: Well, sure.

CAVUTO: It's like a Good Housekeeping quasi Seal of Approval, right?

SONNENSHEIN: I think that's exactly right.

I mean, when we talk to our investors, when we survey the investment community, there have certainly been investors that have been patiently watching for Bitcoin to debut inside the ETF wrapper. They have been waiting for the protections of the ETF wrapper. So I think even just here alone in the U.S., when you just look at the financial advising market, there's over $30 trillion worth of wealth there that by and large has not been participating.

So I do think the uplisting of GBTC, the debut of some of these other products as well, really does open up that market and hopefully can satisfy some of that demand that's been waiting on the sidelines.

GASPARINO: Neil brings up a good point, in this sense.

Will financial advisers now say, OK, you -- my client who has a million dollars in investable assets, which is what you need essentially to go to a financial adviser these days, we want you 30 -- 60 percent stocks, 20 percent bonds or 30 percent bonds, and 10 percent crypto?

That -- does crypto become part of the...

CAVUTO: Of that mix, of that mix.

GASPARINO: ... of the asset mix these -- of the financial adviser? And that is still to be determined.

CAVUTO: All right, final word.

Charlie, I want to thank you.

Michael, great seeing you. Congratulations on this.

SONNENSHEIN: Thanks for having me.

CAVUTO: It didn't look like that day would come for a while, with the back-and-forth on this.

And, by the way, I actually misspoke. The trading range within Bitcoin alone today is actually more like $6,000 from where we were briefly yesterday afternoon. Got as high as almost $50,000 a coin. So that does show you -- of course, it's a volatile investment, not for the faint of heart -- but it just shows you, even with this on-again/off-again, are we going to get this SEC blessing, it's a wild ride.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.